Exhibit 99.2

’sDiscussion and Analysis
1st Quarter 2024
Management’s Discussion and Analysis For the Three Months Ended December 31, 2023	Quipt Home Medical Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Quipt Home Medical Corp. and its subsidiaries (“Quipt” or the “Company”), prepared as of February 14, 2024 and should be read in conjunction with the unaudited consolidated financial statements for the three months ended December 31, 2023, including the notes therein. These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise specified, all financial data is presented in United States (“US”) dollars. The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp., its subsidiaries, and/or the management and employees of the Company.

Additional information on the Company is available for review on SEDAR at www.sedarplus.ca. Such information is not considered a part of this MD&A.

Page 2	Caution Regarding Forward-Looking Statements
Page 4	First Quarter 2024 Highlights, Selected Quarterly Information, and About Our Business
Page 5	Operating Results
Page 9	Financial Position
Page 15 Page 17 Page 18	Accounting and Disclosure Matters Tabular Disclosure of Contractual Obligations Financial Instruments and Risk Management
Page 19	Risk Factors

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of applicable securities legislation, including the US Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based upon the current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, and other future conditions of the Company. Forward-looking statements can be identified by the words such as “expect”, “likely”, “may”, “will”,, “would”, “could”, “should”, “continue”, “contemplate”, “intend”, or “anticipate”, “believe”, “envision”, “estimate”, “expect”, “plan”, “predict”, “project”, “target”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A.

Forward-looking statements in this MD&A therein include, but are not limited to, statements with respect to: operating results; profitability;  financial condition and resources;  anticipated needs for working capital;  liquidity;  capital resources; capital expenditures; milestones; licensing milestones;  information with respect to future growth and growth strategies;  anticipated trends in the industry in with the Company operates;  the Company’s future financing plans;  timelines;  currency fluctuations;  government regulation;  unanticipated expenses;  commercial disputes or claims; limitations on insurance coverage;  availability and expectations regarding cash flow to fund capital requirements; the product offerings of the Company; the competitive conditions of the industry; the competitive and business strategies of the Company; statements relating to the business and future activities of, and developments related to, the Company, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; and other events or conditions that may occur in the future.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of the Company’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. The material factors and assumptions used to develop the forward-looking statements contained in this MD&A, without limitation: the Company’s ability to successfully execute its growth strategies and business plan; the ability to successfully identify strategic acquisitions; the Company’s ability to realize anticipated benefits, synergies or generate revenue, profits or value from its recent acquisitions into existing operations; management’s perceptions of historical trends, current conditions and expected future developments; the ability of the Company to take market share from competitors; the Company’s ability to attract and retain skilled staff; market conditions and competition; the products, services and technology offered by the Company’s competitors; the Company’s ability to generate cash flow from operations; the Company’s ability to keep pace with changing regulatory requirements; ongoing ability to conduct business in the regulatory environments in which the Company operates and may operate in the future; that the Company’s ability to maintain strong business relationships with its suppliers, service provides and other third parties will be maintained; the Company’s ability to fulfill prescriptions for services and products;  the anticipated growth of the niche market of home equipment and monitoring; the anticipated increase in demand for various medical products and equipment; demand and interest in the Company’s products and services; the ability to deploy up front capital to purchase monitoring and treatment equipment; anticipated and unanticipated costs;  the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; the general economic, financial market, regulatory and political conditions in which the Company operates and the absence of material adverse changes in the Company’s industry, regulatory environment or the global economy; and other considerations that management believes to be appropriate in the circumstances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Forward-looking statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Readers are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include: credit risks, market risks (including those related to equity, commodity, foreign exchange and interest rate markets), liquidity risks, operational risks (including those related to technology and infrastructure), and risks relating to reputation, insurance, strategy, regulatory matters, legal matters, environmental matters and capital adequacy. Examples of such risk factors include: the Company may be subject to significant capital requirements and operating risks; changes in law, the ability to implement business strategies, growth strategies and pursue business opportunities; state of the capital markets; the availability of funds and resources to pursue operations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; difficulty integrating newly acquired businesses; low profit market segments; disruptions in or attacks (including cyber-attacks) on information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior; the failure of third parties to comply with their obligations; the impact of new and changes to, or application of, current laws and regulations; the overall difficult litigation environment, including in the US; increased competition; changes in foreign currency rates; loss of foreign private issuer status; risks relating to the deterioration of global economic conditions; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events, as well as other general economic, market and business conditions, amongst others, as well as those risk factors described under the heading “Risk Factors” and elsewhere in this MD&A and therein and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities including, without limitation, the Company’s audited annual financial statements and the Company’s Annual Information Form (“AIF”). Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

FIRST QUARTER 2024 HIGHLIGHTS

●	Increased revenues for the three months ended December 31, 2023 to $65.4 million, an increase of 60% from the three months ended December 31, 2022.
●	Increased the number of deliveries to 215,370 for the three months ended December 31, 2023, an increase of 47% from the three months ended December 31, 2022.
●	Increased the number of respiratory resupply deliveries to 123,190 for the three months ended December 31, 2023, an increase of 77% from the three months ended December 31, 2022.
●	Generated Adjusted EBITDA (defined below) of $15.3 million for the three months ended December 31, 2023, a 71% increase from the three months ended December 31, 2022. This represents 23.5% of revenue for the three months ended December 31, 2023, an increase from 22.0% for the three months ended December 31, 2022. Adjusted EBITDA is a non-IFRS measure and is reconciled to net income (loss) on pages 5 and 6.

SELECTED QUARTERLY INFORMATION

	For the three	For the three
	months	months
	ended December 31,	ended December 31,
	2023	2022
Number of patients serviced	155,434	99,420
Number of equipment set-ups or deliveries	215,370	146,350
Respiratory resupply set-ups or deliveries	123,190	69,482
Adjusted EBITDA(1)	$15,340	$8,995
Net cash flow provided by operating activities	$11,734	$4,832
Total revenue	$65,363	$40,815
Net income (loss)	$(586)	$325
Basic earnings (loss) per share	$(0.01)	$0.01
Diluted earnings (loss) per share	$(0.01)	$0.01
Total assets	$243,893	$131,725
Total long-term liabilities	$75,286	$14,182
Shareholders' equity	$110,597	$80,443

(1)	Non-IFRS measure. Refer to pages 5 and 6 for a description of Adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”)

Reporting entity

The Company’s shares are traded on the Toronto Stock Exchange in Canada and on NASDAQ in the US, both under the symbol QIPT.

ABOUT OUR BUSINESS

Quipt’s business objective

The growth in the number of elderly patients in the US healthcare market is creating pressure to provide more efficient delivery systems. Healthcare providers, such as hospitals, physicians, and pharmacies, are seeking partners that can offer a range of products and services that improve outcomes, reduce hospital readmissions, and help control costs. Quipt fills

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

this need by delivering a growing number of specialized products and services to achieve these goals. Quipt seeks to provide an ever-expanding line of products and services over larger geographic regions within the US using several growth strategies. With over 100 offices, Quipt employs more than 1,100 personnel in the US.

Future outlook

Quipt expects to generate net income and positive Adjusted EBITDA. Our top priority continues to be the generation of operational net profit, positive cash flow, and growth in Adjusted EBITDA in fiscal year 2024 and beyond. As we continue to expand in our existing markets, we plan to leverage our business platforms to enter new markets. As we continue to grow and achieve scale, the increasing cash generated from operations will be used to market our products and services and to gain market share. Our continued business integration and rationalization, and our acquisitions, have given us a focus and path towards profitability at each business unit.

Going forward, we seek to find ways to continue to grow our customer base and penetrate these markets, while continuing to streamline our operational platform and generate positive cash flow and operational profits. We intend to continue improving our operational efficiencies and call center management as they are key execution points to maintaining our healthy gross margin while growing revenues by cross selling services to existing and acquired patients.

OPERATING RESULTS

Accounting policies and estimates

The unaudited condensed consolidated interim financial statements for the three months ended December 31, 2023 have been prepared in accordance with IAS 34, “Interim Financial Reporting” issued by the governing body of the IASB. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses for the period of consolidated financial statements.

Non-IFRS measures

Throughout this MD&A, references are made to several measures which are believed to be meaningful in the assessment of the Company’s performance. These metrics are non-standard measures under IFRS and may not be identical to similar measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results as determined in accordance with IFRS. The primary purpose of these non-IFRS measures is to provide supplemental information that may prove useful to investors who wish to consider the impact of certain non-cash or uncontrollable items on the Company’s operating performance. Management uses both IFRS and non-IFRS measures when planning, monitoring, and evaluating the Company’s performance.

Adjusted EBITDA

In calculating Adjusted EBITDA, certain items are excluded from net income (loss), including interest, income taxes, depreciation, amortization, change in fair value of derivative financial liabilities, and stock-based compensation. Set forth below are descriptions of the financial items that have been excluded from net income or loss to calculate Adjusted EBITDA and the material limitations associated with using these non-IFRS financial measures as compared to net income or loss.

●	Depreciation and amortization expense may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations and amortization of intangibles valued in

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

acquisitions. However, we do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating costs.
●	The amount of interest expense we incur or interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of net interest expense to be a representative component of the day-to-day operating performance of our business.
●	Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and may reduce the amount of funds otherwise available for use. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.
●	Stock-based compensation may be useful for investors to consider because it is an estimate of the non-cash component of compensation received by the Company’s directors, officers, employees, and consultants. However, stock-based compensation is being excluded from the Company’s operating expenses because the decisions which gave rise to these expenses were not made to increase revenue in a particular period but were made for the Company’s long-term benefit over multiple periods. While strategic decisions, such as those to issue stock-based awards, are made to further the Company’s long-term strategic objectives and impact the Company’s earnings under IFRS, these items affect multiple periods and management is not able to change or affect these items within any period.
●	We do not consider the amount of professional fees are related to a civil investigative demand from the US Attorney’s Office to be a representative component of the day-to-day operating performance of our business.
●	Acquisition-related costs may be useful for the investors to consider because they are professional fees directly related to completing the various acquisitions. While the costs are expected to be recurring if the Company continues to make acquisitions, they are incurred prior to the inclusion of such acquisitions in the consolidated revenues of the Company.

The following table shows our non-IFRS measure, Adjusted EBITDA, reconciled to our net income (loss) for the following periods (in $thousands):

	Three	Three
	months	months
	ended December	ended December
	31, 2023	31, 2022
Net income (loss)	$(586)	$325
Add back:
Depreciation and amortization	12,346	6,793
Interest expense, net	1,958	712
Provision for income taxes	220	333
Stock-based compensation	970	571
Professional fees related to civil investigative demand	461	—
Acquisition-related costs	188	257
Share of loss in equity method investment	81	—
Loss (gain) on foreign currency transactions	(298)	4
Adjusted EBITDA	$15,340	$8,995

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following is a summary of the Company’s unaudited operating results for the following periods (in $thousands):

	Three months	Three months
	ended December 31,	ended December 31,
	2023	2022
Revenue	$65,363	$40,815
Cost of inventory sold	17,897	10,075
Operating expenses	29,807	19,462
Bad debt expense	2,790	2,283
Depreciation	10,814	5,992
Amortization of intangible assets	1,532	801
Stock-based compensation	970	571
Acquisition-related costs	188	257
Gain on disposal of property and equipment	(10)	—
Interest expense, net	1,958	712
Loss (gain) on foreign currency transactions	(298)	4
Share of loss in equity method investment	81	—
Provision for income taxes	220	333
Net income (loss)	$(586)	$325
Net income (loss) per share
Basic earnings (loss) per share	$(0.01)	$0.01
Diluted earnings (loss) per share	$(0.01)	$0.01

The following is a summary of the Company’s unaudited cash flows for the following periods (in $thousands):

	Three months	Three months
	ended December 31,	ended December 31,
	2023	2022
Net cash flow provided by operating activities	$11,734	$4,832
Net cash flow used in investing activities	(1,633)	(1,301)
Net cash flow used in financing activities	(9,286)	(8,388)
Effect of exchange rate changes on cash held in foreign currencies	302	(3)
Net increase (decrease) in cash	$1,117	$(4,860)

Revenue

For the three months ended December 31, 2023, revenue totaled $65,363,000, an increase of $24,548,000, or 60.1%, from the three months ended December 31, 2022. This increase is primarily due to approximately $21,445,000 from the two acquisitions that the Company has made since December 2022, the most notable of which was Great Elm Healthcare, LLC (“Great Elm”) on January 3, 2023. Organic growth contributed the balance of the increase. Sales of medical equipment and supplies increased to 58% of total revenues for the three months ended December 31, 2023 from 55% of total revenues for the three months ended December 31, 2022, due to the mix of revenue contributed by the acquisitions and the growth in the resupply business.

Inventory sold

For the three months ended December 31, 2023, inventory sold totaled $17,897,000 as compared to $10,075,000 for the three months ended December 31, 2022. The increase in dollars was due to the growth in revenue. The increase as a percentage of revenue was primarily due to the higher mix of sales of medical equipment and supplies as a percentage of total revenues and, to a lesser degree, inflation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Operating expenses

For the three months ended December 31, 2023, operating expenses were $29,807,000, an increase of $10,345,000 from the three months ended December 31, 2022. Acquisitions accounted for $8,131,000 of the increase, and $461,000 was professional fees related to a civil investigative demand from the US Attorney’s Office. Remaining increases related primarily to payroll.

Bad debt expense

Bad debt expense increased by $507,000 to $2,790,000 for the three months ended December 31, 2023. This increase is due to the increase in revenues. As a percentage of revenue, bad debt expense decreased to 4.3% from 5.6% due to improved collections and is attributable to the Company’s focus on the billing and collection process.

Depreciation expense

Depreciation expense increased by $4,822,000 to $10,814,000 for the three months ended December 31, 2023. This increase is primarily due to the acquisitions the Company has made since December 2022.

Stock-based compensation

Stock-based compensation increased to $970,000 for the three months ended December 31, 2023 from $571,000 for the three months ended December 31, 2022, due to the grants of stock-based awards in February 2023.

Interest expense

Interest expense for the three months ended December 31, 2023 increased to $1,958,000 from $712,000 for the three months ended December 31, 2022. This increase is due to higher borrowings on the Company’s senior credit facility (“Facility”) as a result of the acquisition of Great Elm.

Share of loss in equity method investment

Equity in earnings of investment resulted in a loss of $81,000 for the three months ended December 31, 2023. This represents the Company’s pro rata percentage of the net loss of  DMEScripts, LLC, which was acquired in July 2023.

Provision for income taxes

The provision for income taxes related to current state income taxes and decreased slightly to $220,000 for the three months ended December 31, 2023, from $333,000 for the three months ended December 31, 2022.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

FINANCIAL POSITION

	As at	As at
	December 31, 2023	September 30, 2023
Cash	$18,326	$17,209
Accounts receivable, inventory and prepaid assets	47,449	48,224
Property and equipment	51,051	53,405
Other assets	127,067	128,570
Total assets	$243,893	$247,408
Accounts payable and other current liabilities	$58,010	$60,574
Long-term debt and other long-term liabilities	75,286	75,719
Total liabilities	133,296	136,293
Shareholders’ equity	110,597	111,115
Total liabilities and shareholders’ equity	$243,893	$247,408

Liquidity

The Company’s primary source of liquidity is cash flow from operations and its line of credit availability.

Cash flows from operations could be negatively impacted by decreased demand for the Company’s products, which may result from factors such as adverse economic conditions, changes in public and consumer preferences, the loss of confidence by the Company’s principal customers in the Company and its product lines, or by increased costs associated with inventory and distribution of products. The Company expects that cash, future operating cash flows, and the amounts available to be drawn against the credit facilities will enable the Company to finance its capital investment program and fund its ongoing business requirements over the next twelve months, including working capital and financial obligations.

As of December 31, 2023, the Company had sufficient liquidity in the form of cash on hand of $18,326,000 and line of credit availability of $20,000,000. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due. The Company will do so by continuously monitoring actual and expected cash flows and monitoring financial market conditions for signs of weakness.

Capital management

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, accumulated deficit, and accumulated other comprehensive income. The Company’s shareholders’ equity totaled $110,597,000 at December 31, 2023, along with long-term debt, which totaled $75,286,000 at December 31, 2023.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily obtained through the issuance of equity and debt instruments. On April 25, 2023, the Company completed a bought deal public offering and brokered private placement and issued 5,409,000 shares for aggregate gross proceeds of approximately C$42,500,000, or $31,200,000. Underwriters received a commission of approximately C$2,100,000, or $1,500,000, and other professional fees of approximately $1,800,000, for net proceeds of approximately $27,900,000.

The Company maintains all capital that is surplus to its immediate operational needs in cash with major US and Canadian financial institutions.

Use of Proceeds

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

On November 12, 2021, the Company filed and obtained a receipt for its final short form base shelf prospectus (the “Final Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada, and a corresponding registration statement on Form F-10 (the “2021 Registration Statement”) with the US Securities and Exchange Commission (“SEC”) under the US/Canada Multijurisdictional Disclosure System. The Final Shelf Prospectus expired on December 12, 2023 prior to which it allowed Quipt to undertake offerings of common shares, preferred shares, debt securities, warrants, subscription receipts and units, or any combination thereof, up to an aggregate total of C$200,000,000 from time to time during the 25-month period that the Final Shelf Prospectus remained effective.

On April 25, 2023, the Company issued a total of 5,409,000 common shares for aggregate gross proceeds of approximately C$42,500,000, or $31,200,000, under the Final Shelf Prospectus and 2021 Registration Statement. The net proceeds after underwriters’ commission and other professional fees was approximately $27,900,000.

On December 21, 2023, the Company filed and obtained a receipt for its preliminary short form base shelf prospectus (the “Preliminary Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the SEC under the US/Canada Multijurisdictional Disclosure System. The Preliminary Shelf Prospectus and Registration Statement are intended to replace the Final Shelf Prospectus and 2021 Registration Statement and restore the Company’s original financing capacity thereunder. The Preliminary Shelf Prospectus and Registration Statement, when made final and effective, is expected to enable Quipt to offer up to C$300,000,000 of common shares, preferred shares, debt securities, warrants to acquire any of the securities that are described in the Preliminary Shelf Prospectus, subscription receipts, and units comprised of any one or more of any of the other securities that are described in the Preliminary Shelf Prospectus, or any combination thereof at any time during the 25-month period that the Preliminary Shelf Prospectus, once made final and effective, remains effective.

The following table provides information about the Company’s recent debt and equity financings and the actual use of proceeds from those financings compared to the intended use of proceeds from the offerings, as well as an explanation of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

variances and the impact of such variances on the ability of the Company to active its business objectives and milestones, as applicable.

Date of Financing	Type of Financing	Gross Proceeds	Initial Intended Use of Net Proceeds	Actual Use of Net Proceeds to Date	Explanation of Variance and Impact on Business Objectives
September 16, 2022	Facility consisting of a delayed-draw term loan facility of $85.0 million, a term loan of $5.0 million, and a $20.0 million revolving credit facility	$7.0 million, consisting of $5.0 million term loan and a $2.0 million draw on the revolving credit facility.	The net proceeds were expected to be used for debt repayment, working capital, and general corporate requirements.	After financing costs of $1.8 million, the net proceeds of $5.2 million were used to repay debt of $5.0 million and $0.2 million was used for working capital.	Proceeds have been used as intended.
January 3, 2023	A draw on the Facility described above	$71.0 million, consisting of a $64.0 million draw on the delayed-draw term loan facility, and a $7.0 million draw on the revolving credit facility.	The net proceeds were expected to be used for acquisitions, working capital, and general corporate requirements.	The proceeds were fully used to acquire Great Elm.	Proceeds have been used as intended.
April 25, 2023	Bought deal public offering and brokered private placement	C$42.5 million ($31.2 million)	The net proceeds from were expected to be used for debt repayment, acquisitions, working capital, and general corporate requirements.

After $3.3 million of issuance costs, the net proceeds of $27.9 million was used to: '- retain $10.9 million for working capital, general corporate requirements, and future acquisitions.
- repay the then-outstanding $14.0 million balance on the revolving credit facility
- acquire Southern Pharmaceutical Corporation for a net $3.0 million at closing

Proceeds have been used as intended.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

The Company had the following equity instruments outstanding at December 31, 2023 and September 30, 2023:

	As at	As at
	December 31, 2023	September 30, 2023
	(000’s)	(000’s)
Common shares	42,102	42,102
Options	3,944	3,957
Restricted stock units	1,034	1,034

The outstanding shares as of February 14, 2024 are 42,102,471 common shares.

Financing

Historically and currently, the Company has financed its operations primarily from cash flow from operations, equipment loans, leases, credit facilities, and through the issuance of common shares.

Senior Credit Facility

In September 2022, the Company entered into a five-year, $110,000,000 Facility with a group of US banks. The Facility consists of (a) a delayed-draw term loan facility of $85,000,000, of which $64,000,000 was drawn on January 3, 2023, to partially fund the acquisition of Great Elm, (b) a term loan of $5,000,000 that was drawn at closing, and (c) The Facility amended the $20,000,000 revolving credit facility that was entered into in September 2020. The Facility is secured by substantially all assets of the Company and is subject to certain financial covenants.

As of December 31, 2023, the outstanding balances under the Facility totaled $65,488,000, comprised of $60,800,000 on the delayed-draw term loan and $4,688,000 on the term loan, both bearing interest at 8.1%. The delayed-draw term loan is repayable in quarterly installments of $800,000, with the balance due at maturity. The term loan is repayable in quarterly installments of $62,500, with the balance due at maturity. The revolving credit facility has no balance as of December 31, 2023.

The Facility bears interest at variable rates ranging in length from one to six months (three months as of December 31, 2023) and has fees for unused balances. The rate is based on a secured overnight financing rate (“SOFR”), with a floor of 0.5%, plus a spread of 2.1% to 2.85% (2.6% as of December 31, 2023) based on the Company’s leverage ratio.

To manage the risks of the cash flows related to interest expense, the Company entered into an interest rate swap, effective November 30, 2023, on $34,000,000 of the Facility. The swap carries a fixed SOFR of 4.4% (resulting in a combined 7.0% rate) and is settled quarterly until its September 2027 maturity date.

The Company entered into the arrangement with an intent to apply hedge accounting, in accordance with the criteria outlined in International Financial Reporting Standards (IFRS) 9, "Financial Instruments.” The Company determined that the swap qualified as a cash flow hedge and is highly effective, and as such, the changes in fair value of the instrument are recorded in accumulated other comprehensive loss in the condensed consolidated interim statements of financial position. As of December 31, 2023, the fair value of the interest rate swap liability was $902,000. This liability is recorded in derivative liability – interest rate swap in the condensed consolidated statements of financial position.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

For the three months ended December 31, 2023, the change in fair value of the interest rate swap was a loss of $902,000 recorded in other comprehensive loss in the condensed consolidated interim statements of income (loss) and comprehensive income (loss). The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any difference between the Facility’s SOFR rate and the swap’s rate is recorded as interest expense. For the three months ended December 31, 2023, a $29,000 reduction to interest expense was recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

Interest expense on the Facility was $1,392,000 and $213,000 for the three months ended December 31, 2023 and 2022, respectively. The fair value of the facility approximates the carrying value as of December 31, 2023 and September 30, 2023.

The Company has cumulatively incurred $2,368,000 in financing costs to obtain the Facility, which is reflected as a reduction of the outstanding balance and will be amortized as interest expense using the effective interest method over the life of the Facility. During the three months ended December 31, 2023 and 2022, $131,000 and $89,000 of amortization of deferred financing costs was recorded, respectively.

A summary of the balances related to the Facility as of December 31, 2023 is as follows:

	As of	As of
	December 31, 2023	September 30, 2023
Delayed-draw term loan	$60,800	$61,600
Term loan	4,688	4,750
Total principal	65,488	66,350
Deferred financing costs	(1,762)	(1,884)
Net carrying value	$63,726	$64,466

Current portion	3,357	3,352
Long-term portion	60,369	61,114
Net carrying value	$63,726	$64,466

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the suppliers’ designated financial institutions, under which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In most cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company used an incremental borrowing rate of 7% to 8% to impute interest on these arrangements. Future payments on these liabilities as of December 31, 2023 are as follows:

Less than 1 year	$13,386
Between 1 and 5 years	219
Total	$13,605

Lease Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at a range from 6.3% to 8.8% incremental borrowing rates. Vehicle leases are recorded at the rate

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 3.0% to 11.5%. Future payments on these liabilities are as follows:

Less than 1 year	$6,600
Between 1 and 5 years	14,826
More than 5 years	666
Total	22,092
Less: finance charges	(3,248)
Lease liabilities	18,844
Current portion	5,347
Long-term portion	$13,497

Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business.  The Company received a civil investigative demand from the US Attorney’s Office for the Northern District of Georgia pursuant to the False Claims Act regarding an investigation concerning whether the Company may have caused the submission of false claims to government healthcare programs for CPAP equipment. The Company is cooperating with the investigation and the Department of Justice (the “DOJ”) has not indicated to the Company whether it believes the Company engaged in any wrongdoing. No assurance can be given as to the timing or outcome of the DOJ’s investigation.

Quarterly operating results

The following table provides selected historical information and other data, which should be read in conjunction with the financial statements of the Company:

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Dec. 31, 2023	Sep. 30, 2023	Jun. 30, 2023	Mar. 31, 2023
Revenue	$65,363	$62,523	$60,284	$58,120
Net income (loss)	(586)	(1,326)	(1,034)	(749)
Net income (loss) per share - basic	(0.01)	(0.03)	(0.03)	(0.02)
Net income (loss) per share - diluted	(0.01)	(0.03)	(0.03)	(0.02)
Total assets	$243,893	$247,408	$242,385	$225,543

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Dec. 31, 2022	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022
Revenue	$40,815	$40,092	$36,692	$33,553
Net income (loss)	325	1,770	163	5,037
Net income (loss) per share - basic	0.01	0.05	0.00	0.15
Net income (loss) per share - diluted	0.01	0.05	0.00	0.14
Total assets	$131,725	$132,214	$130,478	$110,526

Results of operations for the healthcare services market in which the Company operates show little seasonality from quarter to quarter. The increase in revenues from the past year is primarily due to the Company’s acquisitions. The Company had higher interest expense during the most recent four quarters due to the acquisition of Great Elm. In the three months ended March 31, 2022 and September 30, 2022, the Company recognized income from government grants.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Related party transactions

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases were approximately $66,000 and $65,000 per month for the three months ended December 31, 2023 and 2022, respectively, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (“CPI-U”), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Off balance sheet arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its results of operations or financial condition.

ACCOUNTING AND DISCLOSURE MATTERS

Financial reporting controls

Internal control over financial reporting

Changes in internal control over financial reporting.

During the three months ended December 31, 2023, the Company continued to enhance and develop the design, execution, assessment, and documentation of its internal control over financial reporting and disclosure controls to remediate the material weakness identified and reported as of September 30, 2023. There have been no other changes in our internal control over financial reporting (as described in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, related disclosures and the reported amounts of revenues and expenses during the periods covered by the financial statements. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisitions, and calculation of deferred taxes.

The Company has identified the following accounting policies under which significant judgments, estimates and assumptions are made, where actual results may differ from these estimates under different assumptions and conditions, which may materially affect financial results or the financial position in future periods.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Revenue recognition

Revenues are billed to, and collections are received from both third-party insurers, the largest of which is Medicare, and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payor. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting estimated revenue as required.

Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of reserves and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains a reserve for expected credit losses. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated statements of financial position. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of the original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Critical accounting judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Functional currency

The consolidated financial statements of the Company are presented in US dollars, which is the Company’s functional currency. Management uses its judgement to determine that the primary economic environment in which the Company derives its revenue and expenses incurred to generate those revenues is the US. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets, acquired liabilities, and the amount allocated to goodwill. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

The process of determining these fair values requires the Company to make estimates and assumptions of a long-term nature regarding discount rates, projected revenues, royalty rates and margins derived from experience, actual operating results, and budgets. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s contractual commitments and obligations as of December 31, 2023 (in thousands), which are primarily for debt, leasing of offices and other obligations. The leases have been entered into with terms of between one and ten years, including optional extensions.

		Less than	1-3	4-5	After 5
	Total	1 year	Years	Years	Years
Debt	$79,093	$16,836	$219	$62,038	$—
Finance lease obligations	22,092	6,600	12,526	2,300	666
Operating leases	16	16	—	—	—
Other obligations	25,661	25,661	—	—	—
Total contractual obligations	$126,862	$49,113	$12,745	$64,338	$666

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instrument risk exposure

The Company’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), and credit risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’s ability to continue as a going concern. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in cooperation with the Company’s operating units. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivables are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains a reserve for credit losses based upon any specific payor collection issues that are identified and historical experience.

The Company recorded bad debt expense of $2,790,000 and $2,283,000 for the three months ended December 31, 2023, and 2022, respectively. As of December 31, 2023, the Company has 9% of its accounts receivable from Medicare. As this is a federal health insurance program in the US, there is nominal credit risk associated with these balances.

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations denominated in foreign currencies. All of the Company’s sales and inventory sold and most of the Company’s operating expenses are in US dollars. The Company’s common shares are denominated in Canadian dollars. Cash is maintained in both US dollars and Canadian dollars. Consequently, the Company is exposed to foreign currency exchange fluctuations.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by generally holding most of its cash in US dollars. However, at times, the Company does temporarily hold significant cash in Canadian dollars. During the three months ended December 31, 2023, the Company recognized a foreign currency gain of approximately $298,000 due to favorable movements in the exchange rate. The Company monitors foreign currency exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

Based on the above net exposure at the three months ended December 31, 2023, depreciation, or appreciation of the US dollar against the Canadian dollar could result in a significant effect on net income or loss. The Company has not employed any foreign currency hedging programs.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s Facility, which has an outstanding principal balance of $65,488,000 as of December 31,

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

2023, bears interest at variable rates that will re-price within two months. The Company has entered into an interest rate swap agreement that fixes the interest rate on $34,000,000 of principal balance of the Facility (see pages 11 - 12).

RISK FACTORS

We have disclosed the risk factors affecting our business, financial condition, and operating results in the section entitled “Risk Factors” in our Annual Report for the year ended September 30, 2023. There have been no material changes from the risk factors previously disclosed.

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